TITAN INTERNATIONAL, INC.

March 19, 2010

Ms. Era Anagnosti
Attorney
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:           Titan International, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009 and
September 30, 2009
Definitive Proxy Statement on Schedule 14A filed March 30, 2009
File No. 1-12936

Dear Ms. Anagnosti,

We are responding to your comment letter dated February 24, 2010, which relates to Titan’s February 12, 2010, response to your January 20, 2010, comment letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.
We note your statement that the License Agreement that allows you to use the Goodyear name in your farm tire business is not required to be filed as a material contract because it was entered into in the ordinary course of business.  Please note, however, that contracts entered into in the ordinary course of business may still be material contracts that are required to be filed if you are substantially dependent upon the contract, such as, for example, if your business depends to a material extent on an agreement to use a trade name.  Please see Item 601(b)(10)(ii)(B) of Regulation S-K. Please file the License Agreement or explain why it is not a material contract under this criteria.

Item 601(b)(10)(ii)(B) states “Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent”.

Ms. Anagnosti
March 19, 2010

We respectfully submit that Titan’s License Agreement with Goodyear does not fall within the scope of the types of contracts required to be filed as exhibits because Titan is not dependent on the Goodyear License Agreement to sell the major part of Titan’s products, nor is Titan otherwise substantially dependent on the License Agreement.  Titan manufactures its’ own agricultural tires branded under the Titan name.  It did so before purchasing Goodyear’s North American farm tire business.  Buying the Goodyear farm business in North America gave the Company additional market share, without regard to whether the tires were branded under the Titan name or the Goodyear name.

The purpose of requiring the filing of a material contract not in the ordinary course of business is to make sure that the investor has all material information necessary to make an informed decision on whether or not to buy or sell the registrants’ stock. If the contract is immaterial or is in the ordinary course of business, the investor doesn’t expect those contracts to be made public through an exhibit filing, and requiring a filing in such a situation would not help investors make informed trading decisions about the Company.

The main term that would be important to an investor in the case of a license agreement such as the Goodyear license includes the financial impact on Titan and the term (i.e. duration) of the contract. The Asset Purchase Agreement with Goodyear was filed as an exhibit on Form 8-K.  The Asset Purchase Agreement discusses the License Agreement and its term of seven years under Section 6.12(a)(i). The Titan 2006 Form 10-K states what the annual royalty expense was as on page 20 and on the Consolidated Statement of Operations on page F-4.  The Titan 2007 Form 10-K states what the annual royalty expense was as on page 20 and on the Consolidated Statement of Operations on page F-3.  The Titan 2008 Form 10-K states what the annual royalty expense was on page 21 and on the Consolidated Statement of Operations on page F-3.   Our Amendment to our December 28, 2005, Form 8-K which was filed on February 23, 2006, discloses in Notes (d) to the Unaudited Pro Forma Consolidated Condensed Statements of Operations Exhibit 99.2, that the royalty rate under the trademark and technology license relating to the Asset Purchase Agreement was 2%.  The main terms of the agreement, term and amount have been filed and are available to the public.

Ms. Anagnosti
March 19, 2010

2.
We note your response to comment eight of our letter dated December 1, 2009.  Please tell us why, notwithstanding that the contract with John Deere was entered into in the ordinary course of business, the contract is not one upon which you are substantially dependent, such that the contract should be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.  In this regard we note disclosures throughout your filing of the significant percentages of net sales attributable to Deere in 2007 and 2008.

John Deere is our largest customer which has been disclosed publicly in our Form 10-K filing under the heading “Customers”.  Titan produces wheels, tires and assemblies for John Deere.  John Deere’s percentage of Titan’s net sales fluctuates each year.  In 2004, John Deere accounted for 22% of Titan’s sales.  In 2005, John Deere accounted for 20% of Titan’s sales.  In 2006, John Deere accounted for 17% of Titan’s sales.  In 2007, John Deere accounted for 17% of Titan’s sales.  In 2008, John Deere accounted for 22% of Titan’s sales.

Throughout the years, Titan has done business with John Deere with a formal contract and at other times without a formal contract (and instead through standard purchase orders). The percentage of Titan’s net sales comprised of sales to John Deere has fluctuated over the years with or without a contract, so the percentage of business alone clearly does not establish that a contract is material.  As with most supply contracts of the type that we currently have with John Deere is mostly boiler-plate.  From an investor’s perspective, important items that we receive questions from investors concerning John Deere, does the Company have a supply contract and how long is the contract term.  With respect to the contract with John Deere, these terms have been publicly disclosed in press releases stating that John Deere is the customer and the contract term. The Company does not believe that the written contracts contain any additional terms that are material to investors.  The contracts do not provide for John Deere to purchase any minimum quantity or dollar amount of products from Titan, they simply provide a framework under which orders can be placed.

The Company’s subsidiary Titan Wheel Corporation of Illinois entered into an amendment with John Deere on November 1, 2007 which extended the term of the December 1, 2004 contract for an additional three years which extended the contact expiration date from November 2007 to October 31, 2010.  In the past, Titan has had Original Equipment Manufacturer’s (“OEM’s”), such as John Deere, purchase their product from competitors and Titan has had to replace those OEM’s with business from other customers.  This is one reason why the Company believes and states in the Form 10-K that Titan is not dependent on any one customer.  Thus, we are not “substantially dependent” on the contract with John Deere, within the meaning of  Item 601(b)(10)(ii)(B) of Regulation S-K.

Ms. Anagnosti
March 19, 2010

The Company’s subsidiary Titan Tire Corporation (“Titan Tire”) entered into a contract with John Deere in August 2006 in the ordinary course of business for off-the-road (“OTR”) tire products.  This contract provided for an initial term of five years.  In 2008, Titan Tire and John Deere entered into a five year contract regarding other subsidiaries and tires not included in the August 2006 agreement.  These were the first tire contracts with John Deere in the history of the Company.

The percentage for 2008 of 22% for the John Deere business was a combination of all the John Deere contracts.  The contracts were in the ordinary course of business.  The contracts are separate individual contracts and they are for different products.  The contracts are not interrelated and have no terms relating to each other.  Any of them could be cancelled and this would not affect the other contracts.  There were no tire contracts in 2003, 2004, and 2005.  In 2003, John Deere accounted for 14% of Titan’s total sales. In 2004, John Deere accounted for 22% of Titan’s total sales.  In 2005, John Deere accounted for 20% of Titan’s sales.  These percentages illustrate that the John Deere contracts were in the ordinary course of business and not material under Item 601(b)(10)(ii)(B) of Regulation S-K given the percentage in 2004 without any formal contracts with John Deere was the same percentage as in 2008, when we did have a formal contract with that customer.

3.
We note your response to comment 11 of our letter dated December 1, 2009;  however, Exhibit 10 to Form 8-K filed with the Commission on February 2, 2009 appears to be missing a number of pages (including the signature pages), as well as all of the schedules and the exhibits. Please file the complete copy of the Amended and Restated Credit Agreement with your next Form 10-K.

The Company has filed a complete copy of the Amended and Restated Credit Agreement with its 2009 Form 10-K.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 30, 2009

General
4.	For additional guidance related to the comments we have raised below, please refer to:
•	Staff Observations In the Review of Executive Compensation Disclosure, available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm
•	Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, in particular Sections 117 through 119.

The Company has reviewed the noted guidance.

Ms. Anagnosti
March 19, 2010

Compensation Discussion & Analysis, page 11

5.
We note your disclosure in response to comment 16 of our letter dated December 1, 2009.  We note that with the exception of Mr. Mitchell Quain, who sits on the board of Magnetek, Inc., no other directors seem to serve on public company boards (see disclosure on pages 4 and 6 of the proxy statement).  Please ensure that in future filings your disclosure describes in reasonable detail all of the elements considered by the compensation committee, and how those elements were analyzed for purposes of making executive compensation decisions.  Disclosure such as "[t]he internet or my office supplies public surveys" does not enhance the investors' understanding of how the committee establishes the compensation policies.  In addition, to the extent that the compensation committee benchmarks compensation, then in future filings include appropriate disclosure in compliance with Item 402(b)(2)(xiv) of Regulation S-K, including but not limited to the names of the comparative companies, what level of compensation Titan aims to pay in relation to the other companies, and what level it actually did pay in relation to those companies.

The Company, in future filings, will have its disclosure describe in reasonable detail the elements and consideration given by the Compensation Committee for purposes of making executive compensation decisions.

6.
We note your disclosure in response to comment 17 of our letter dated December 1, 2009.  To the extent that the rolling out of the super giant radial off-the-road tire, including its testing through the development of the largest bull wheel, were goals considered solely for purposes of determining Mr. Taylor's total compensation package, please make appropriate disclosures in future filings, including, among other things, how the committee evaluated Mr. Taylor’s performance and his specific contributions with respect to these goals and how the committee’s evaluation translated into objective pay determinations.

The Company, in future filings, will have its disclosure describe how the Compensation Committee gave consideration regarding Mr. Taylor’s performance and his contributions with respect to goals considered for Mr. Taylor’s compensation.

Ms. Anagnosti
March 19, 2010

7.
Your response to comment 18 of our letter dated December 1, 2009, as well as your response to comment five of our letter dated January 20, 2010 do not address how the committee evaluated "current performance" or what specific contributions of each named executive officer the committee took in consideration in making its decisions regarding reported compensation.  Your February 12 response is more focused on the Committee's general process as it applies historically ("[t]here have been years when the Company did not make money and the executives did not receive a bonus ...").  To the extent that the committee's determination in setting base salaries or bonus amounts with respect to the year for which you are reporting compensation is a subjective determination, please make such disclosure in future filings.  Otherwise, please revise your future filings to not only list examples of performance, but to describe in reasonable detail each named executive's specific accomplishments influencing the committee's compensation decisions with respect to the year in which reported compensation was paid.  This comment also applies to comment 19 of our December 1, 2009 letter.

The Company, in future filings, will have its disclosure contain the basis for the Compensation Committee’s determination in setting compensation amounts.

8.	Regarding comment 22 of our letter dated December 1, 2009, please ensure that you include your response of February 12, 2010 in the disclosure in your 2010 proxy statement.

The Company will include the response of February 12, 2010 within the disclosure of the Company’s 2010 proxy statement.

Please do not hesitate to contact me at 217-221-4484 if you have any questions concerning the Company’s response.

Sincerely,

    /s/ CHERI T. HOLLEY

Cheri T. Holley
Vice President, Secretary and
General Counsel
Titan International, Inc.
2701 Spruce Street
Quincy, Illinois 62301